CARETRUST REIT, INC.

905 Calle Amanecer, Suite 300

San Clemente, California 92673

June 17, 2015

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jennifer Gowetski

Re:	CareTrust REIT, Inc.

Registration Statement on Form S-3

File No. 333-204594

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), CareTrust REIT, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-204594) (the “Registration Statement”), to 3:00 p.m. Eastern Time, on Friday, June 19, 2015 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

June 17, 2015

Please contact Richard B. Aftanas, P.C. of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4722, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

CARETRUST REIT, INC.

By:	/s/ William M. Wagner
Name:	William M. Wagner
Title:	Chief Financial Officer, Treasurer and Secretary

cc:	Richard B. Aftanas, P.C.

Kirkland & Ellis LLP